Shinhan Financial Group’s 2009 1H Earnings Results to be released on July 29, 2009

Shinhan Financial Group will release its 2009 1H earnings results on July 29, 2009, at 3:00 pm (Seoul local time). The earnings presentation material will be posted on our website, www.shinhangroup.com. Further, no separate presentation session or conference call will be provided for this first half results.